MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

PACIFIC RIM MINING CORP. (the “Company” or “Pacific Rim”)

#1050 – 625 Howe Street, Vancouver, B.C. V6C 2T6

Item 2	Date of Material Change

April 20, 2011

Item 3	News Release

The date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51–102 was as follows:

April 20, 2011 to the Toronto Stock Exchange being the only exchange upon which the shares of the Company are listed, as well as through Marketwire and other approved public media including filing on SEDAR and EDGAR and posting on the OTCQX website, being a US platform on which the Company’s shares are traded.

Item 4	Summary of Material Change

The Company announced that its non-brokered private placement previously announced on April 7, 2011, was oversubscribed and would be increased from 16.7 million Units to an aggregate of up to 17.6 million Units at a price of CDN $0.21 per Unit for gross proceeds of up to CDN $3.65 million.

Item 5	Full Description of Material Change

Pacific Rim Mining Corp. (“Pacific Rim” or the “Company”) is pleased to announce that its non-brokered private placement financing, announced on April 7, 2011, has been over-subscribed and will therefore be increased from 16.7 million Units to an aggregate of up to 17.6 million Units. All other terms of the financing remain unchanged. Units are priced at CDN $0.21 per Unit and the increased offering is expected to result in gross proceeds of up to CDN $3.65 million. The proceeds of the financing will be used for exploration work, legal expenditures, and for general corporate purposes.

As previously announced, each Unit consists of one common share of the Company (the “Shares”) and one half of one non-transferable share purchase warrant. Each full warrant (a “Warrant”) entitles the holder to acquire one additional Share of the Company (the “Warrant Shares”) at a price of CDN $0.30 for a period of 24 months following the closing of the financing. Pacific Rim reserves the right to accelerate the exercise period of the Warrant should the Shares trade on the Toronto Stock Exchange above a volume weighted average price of CDN $0.50 for 20 consecutive trading days. A finder's fee of 6% commission (payable in cash or Units at the discretion of the finder, subject to all regulatory restrictions) and 6% finder's warrants will be payable on the Units sold to certain placees of the financing. Pacific Rim reserves the right to cancel or modify the type, nature and/or price of the Units for any reason. The Shares, Warrants and Warrant Shares (and the finder's warrants and the shares and warrants forming part of the finder's Units) will be subject to a four-month trading restriction beginning on the day of issuance. This private placement remains subject to receipt of all required regulatory approvals, including the approval of the Toronto Stock Exchange.

The Units offered, including the Shares, the Warrants and the Warrant Shares, are not currently qualified by a prospectus or registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or the laws of any state, and may not be offered or sold in the United States, or to, or for the account or benefit of United States persons (as defined in Regulation S under the Securities Act) or persons in the United States absent registration or an applicable exemption from the registration requirements. The securities are subject to resale restrictions under applicable securities laws.

Item 6	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 7	Executive Officer

The following is the name and business telephone number of an executive officer of the Company who is knowledgeable about the material change and the Report:

Barbara Henderson, Vice President Investor Relations (604) 689-1976

Item 8	Date of Report

April 21, 2011